Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway, Suite 1900

Atlanta, GA 30339

October 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sasha Parikh

Abby Adams

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-1
SEC File No. 333-240036

Ladies and Gentlemen:

Reference is made to that certain letter, filed as correspondence via EDGAR on October 27, 2020, in which Inhibikase Therapeutics, Inc. (the “Company”) requested that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-240036) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement would become effective on Thursday, October 29, 2020, at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable. The undersigned is no longer requesting that the Registration Statement become effective at this time and hereby formally withdraws such request.

Inhibikase Therapeutics, Inc.

By:	/s/ Milton H. Werner, Ph.D.
Name: Milton H. Werner, Ph.D.
Title: President, Chief Executive Officer

Cc: Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP